







First Quarter 2008
Earnings Release and Supplemental Information

HOME PROPERTIES®
Where Courtesy & Comfort Count

Ridgeview at Wakefield Valley
Westminster, Maryland

Sayville Commons
Sayville, New York

Dunfield Townhomes
Baltimore, Maryland

850 Clinton Square • Rochester, NY 14604 • 585-546-4900 • www.homeproperties.com



HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
FIRST QUARTER 2008
TABLE OF CONTENTS



FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS FIRST QUARTER 2008 RESULTS

FFO Per Share Exceeds Wall Street's Mean Estimate by 1 Cent

ROCHESTER, NY, APRIL 24, 2008 – Home Properties (NYSE:HME) today released financial results for the first quarter ending March 31, 2008. All results are reported on a diluted basis.

"First quarter 2008 growth in Funds from Operations (FFO) per share compared to the first quarter of 2007 was quite an achievement considering we had a very tough comparison with last year when Operating FFO increased 20% in the first quarter of 2007 versus 2006, which was the highest growth of any quarter in the Company's history," said Home Properties President and CEO Edward J. Pettinella. "In a deteriorating economy, Home Properties' fundamentals have remained solid. Occupancy is at the highest level since 2000, rents and revenues are up – all reflective of the defensive nature of our business niche and geographic markets, which are more protected in a weakening environment. Our outlook for the balance of the year is cautiously optimistic."

Earnings per share ("EPS") for the quarter ended March 31, 2008 was $0.80, compared to $0.15 for the quarter ended March 31, 2007. The increase is primarily attributable to a $29.8 million (before the allocation of minority interest), or $0.65 per share, gain on sale of real estate in the current quarter.

For the quarter ended March 31, 2008, Funds From Operations ("FFO") was $36.5 million, or $0.79 per share, compared to $34.4 million, or $0.73 per share, for the quarter ended March 31, 2007, an increase of 9.1%. Excluding the effects of the $1.9 million charge related to the Series F Preferred Share redemption in the first quarter of 2007, Operating FFO was $36.3 million, or $0.77 per share, for the quarter ended March 31, 2007. First quarter 2008 Operating FFO of $0.79 per share was at the high end of the guidance range provided by management and exceeded analysts' mean estimate, as reported by Thomson, by $0.01 and equates to a 3.4% increase from the prior year. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

First Quarter Operating Results

For the first quarter of 2008, same-property comparisons (for 110 "Core" properties containing 35,189 apartment units owned since January 1, 2007) reflected an increase in total revenues of 3.5% compared to the same quarter a year ago. Net operating income ("NOI") increased by 4.0% from the first quarter of 2007. Property level operating expenses increased by 3.0% for the quarter, primarily due to increases in repairs and maintenance, property insurance, real estate taxes, and trash removal costs, which were partially offset by a reduction in natural gas heating costs and snow removal costs.

Average physical occupancy for the Core properties was 94.9% during the first quarter of 2008, compared to 94.4% during the first quarter of 2007. Average monthly rental rates (including utility reimbursements) increased 3.4% compared to the year-ago period. The 3.4% increase in

rental rates, plus a 0.1% increase in economic occupancy, produced 3.5% growth in both rental and total income.

On a sequential basis, compared to the 2007 fourth quarter results for the Core properties, total revenues were up 2.4% in the first quarter of 2008, expenses were up 5.9%, and net operating income was down 0.1%. Average physical occupancy increased 0.3% to 94.9%, and average monthly rental rates (including utility reimbursements) were 2.1% higher. The sequential expense growth can be attributed to typical seasonality of higher natural gas heating and snow removal costs incurred in the first quarter, partially offset by lower maintenance costs.

Physical occupancy for the 1,709 apartment units acquired/developed between January 1, 2007 and March 31, 2008 (the "Recently Acquired Communities") averaged 94.7% during the first quarter of 2008.

Acquisitions and Property Development

On March 4, 2008, the Company acquired a 1.4 acre development parcel located in Silver Spring, MD for $15.9 million. The Company is proceeding with the approval of a final site plan, developed by the prior owner, which includes the construction of up to 314 apartment units and approximately 5,300 square feet of retail space.

Dispositions

During the first quarter of 2008, the Company closed on three separate sale transactions, with a total of 598 units, for $64.5 million. A gain on sale of $30.0 million, before the allocation of minority interest, was recorded in the quarter related to these sales. The weighted cap rate for these dispositions was 6.25%.

Capital Markets Activities

As of March 31, 2008, the Company's ratio of debt-to-total market capitalization was 50.5% (based on the March 31, 2008 stock price of $47.99 to determine equity value), with $54 million outstanding balance on its $140 million revolving credit facility and $5.3 million of unrestricted cash on hand. Total debt of $2.2 billion was outstanding, at rates of interest averaging 5.5% and with staggered maturities averaging approximately seven years. Approximately 96.4% of total indebtedness is at fixed rates. Interest coverage averaged 2.2 times during the quarter, and the fixed charge ratio averaged 2.1 times for the quarter.

During the first quarter of 2008, the Company repurchased 1,071,588 of its common shares for $50 million, or a weighted average price of $46.66 per share. As of March 31, 2008, the Company has Board authorization to buy back up to 291,160 additional shares of its common stock or Operating Partnership Units. Management expects to request Board authorization to repurchase up to an additional two million shares/units at the Board's regularly scheduled May 1, 2008 meeting.

Outlook

For 2008, the Company has reconfirmed the $3.39 midpoint of its guidance while tightening the range to $3.33 to $3.45 per share from $3.31 to $3.47. The new range will produce FFO per share growth of 4.0% to 7.7% when compared to 2007 results. This guidance range reflects management's current assessment of economic and market conditions.

The quarterly breakdown for the balance of 2008 guidance is as follows: Second quarter $0.84 to $0.88; third quarter $0.86 to $0.90; fourth quarter $0.84 to $0.88.

Conference Call

The Company will conduct a conference call and simultaneous Webcast tomorrow at 11:00 AM Eastern Time to review and comment on the information reported in this release. To listen to the call, please dial 800-266-2145 (International 212-676-5362). A replay of the call will be available through May 2, 2008, by dialing 800-633-8284 or 402-977-9140 and entering 21354475. The Company webcast, which includes a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section of the Web site, homeproperties.com, on the Investor Relations home page.

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's Web site, e-mail or facsimile upon request.

Annual Shareholders' Meeting

Home Properties' 2008 Annual Meeting of Shareholders is scheduled for 2:30 PM ET on Thursday, May 1, 2008 in the Dryden Theatre of George Eastman House, 900 East Avenue, Rochester, New York. The Company's presentation materials will be available in the Investors section of Home Properties' Web site at homeproperties.com under News & Events – Webcasts & Presentations.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 118 communities containing 38,048 apartment units. Of these, 36,898 units in 116 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 282 units are managed for other owners. For more information, visit Home Properties' Web site at homeproperties.com.

Tables to follow.

First Quarter Results:	Avg. Physical Occupancy[a]		1Q 2008 Average Monthly Rent/ Occ Unit	1Q 2008 vs. 1Q 2007 % Growth			
	1Q 2008	1Q 2007		Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	94.9%	94.4%	$1,121	2.7%	3.5%	3.0%	4.0%
Acquisition Properties[c]	94.7%	NA	$1,035	NA	NA	NA	NA
TOTAL PORTFOLIO	94.8%	94.4%	$1,116	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties includes 110 properties with 35,189 apartment units owned throughout 2007 and 2008.

[c] Acquisition Properties consist of 6 properties with 1,709 apartment units acquired/developed subsequent to January 1, 2007.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended March 31	
	2008	**2007**
Rental income	$ 117,055	$ 110,686
Property other income	12,171	10,413
Interest income	120	1,207
Other income	192	775
Total revenues	129,538	123,081
Operating and maintenance	56,398	53,251
General and administrative	6,220	5,518
Interest	30,076	28,875
Depreciation and amortization	28,439	26,335
Total expenses	121,133	113,979
Income from operations	8,405	9,102
Minority interest in Operating Partnership	(2,471)	(1,698)
Income from continuing operations	5,934	7,404
Discontinued operations		
Income (loss) from operations, net of minority interest	(906)	999
Gain (loss) on disposition of property, net of minority interest	21,071	(133)
Discontinued operations	20,165	866
Net Income	26,099	8,270
Preferred dividends	-	(1,290)
Redemption of preferred stock	-	(1,902)
Net income available to common shareholders	$ 26,099	$ 5,078

Reconciliation from net income available to common shareholders to Funds From Operations:

Net income available to common shareholders	$ 26,099	$ 5,078
Real property depreciation and amortization	27,951	27,075
Minority interest	2,471	1,698
Minority interest – income (loss) from discontinued operations	(377)	402
(Gain) loss on disposition of property, net of minority interest	(21,071)	133
Loss from early extinguishment of debt in connection with sale of real estate	1,384	-
FFO - basic [1]	$ 36,457	$ 34,386

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. In 2008, the Company added back debt extinguishment costs which were incurred as a result of repaying property specific debt triggered upon sale as a gain or loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended March 31	
	2008	**2007**
FFO – basic	$ 36,457	$ 34,386
Preferred dividends - convertible preferred stock [2]	-	-
FFO – diluted	$ 36,457	$ 34,386
FFO – basic	$ 36,457	$ 34,386
Preferred dividends - convertible preferred stock	-	-
Redemption of Series F Preferred stock	-	1,902
FFO - operating [4]	$ 36,457	$ 36,288
FFO – basic	$ 36,457	$ 34,386
Preferred dividends - convertible preferred stock	-	-
Recurring non-revenue generating capital expenses	(7,240)	(7,073)
AFFO [5]	$ 29,217	$ 27,313
FFO – operating	$ 36,457	$ 36,288
Recurring non-revenue generating capital expenses	(7,240)	(7,073)
AFFO - operating	$ 29,217	$ 29,215
Weighted average shares/units outstanding:		
Shares – basic	32,211.7	33,199.3
Shares – diluted	32,589.7	33,973.3
Shares/units – basic [3]	45,650.9	46,582.5
Shares/units – diluted [3]	46,028.9	47,356.5
Per share/unit:		
Net income – basic	$0.81	$0.15
Net income – diluted	$0.80	$0.15
FFO – basic	$0.80	$0.74
FFO – diluted	$0.79	$0.73
Operating FFO – diluted, before preferred stock redemption costs [4]	$0.79	$0.77
AFFO [5]	$0.63	$0.58
Operating AFFO – before preferred stock redemption costs [4] [5]	$0.63	$0.62
Common Dividend paid	$0.66	$0.65

[2] There was no convertible preferred stock outstanding during the periods presented.

[3] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[4] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of preferred stock redemption costs. This is presented for a consistent comparison of how NAREIT defined FFO in 2003.

[5] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $780 and $760 per apartment unit in 2008 and 2007, respectively. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	March 31, 2008	December 31, 2007
Land	$ 505,475	$ 510,120
Construction in progress, including land	75,806	54,069
Buildings, improvements and equipment	3,094,807	3,115,966
	3,676,088	3,680,155
Accumulated depreciation	(561,967)	(543,917)
Real estate, net	3,114,121	3,136,238
Cash and cash equivalents	5,286	6,109
Cash in escrows	36,400	31,005
Accounts receivable	12,197	11,109
Prepaid expenses	14,081	15,560
Deferred charges	11,764	12,371
Other assets	3,948	4,031
Total assets	$3,197,797	$3,216,423
Mortgage notes payable	$1,961,697	$1,986,789
Exchangeable senior notes	200,000	200,000
Line of credit	54,000	2,500
Accounts payable	15,307	18,616
Accrued interest payable	12,904	10,984
Accrued expenses and other liabilities	26,938	27,586
Security deposits	21,999	22,826
Total liabilities	2,292,845	2,269,301
Minority interest	272,436	279,061
Stockholders' equity	632,516	668,061
Total liabilities and stockholders' equity	$3,197,797	$3,216,423
Total shares/units outstanding:		
Common stock	31,564.4	32,600.6
Operating partnership units	13,420.7	13,446.9
	44,985.1	46,047.5

# # #

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

OWNED COMMUNITY RESULTS

FIRST QUARTER 2008

	# of Units	Date Acquired	1Q '08 Rent/Mo.	1Q '08 Occup.	Year Ago Occup.	Rental Rates	Total Revenue	Total Expense	Total NOI	1Q '08 % Co. NOI
						1Q '08 versus 1Q '07 % Growth				
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,022	95.0%	92.1%	-1.7%	4.1%	0.2%	7.0%	
Canterbury Apartments	618	7/16/1999	$ 929	92.6%	96.6%	5.0%	2.0%	6.3%	-0.9%	
Country Village	344	4/30/1998	$ 880	94.8%	94.6%	4.5%	3.9%	-1.9%	9.0%	
Dunfield Townhomes	312	11/1/2007	$ 1,046	94.7%	n/a	n/a	n/a	n/a	n/a	
Falcon Crest	396	7/16/1999	$ 971	91.6%	93.1%	2.5%	-2.5%	-0.9%	-3.4%	
Fox Hall Apartments	720	3/29/2007	$ 845	96.0%	n/a	n/a	n/a	n/a	n/a	
Gateway Village	132	7/16/1999	$ 1,256	96.4%	97.7%	3.0%	3.2%	0.8%	4.4%	
Heritage Woods	164	10/4/2006	$ 1,001	96.7%	98.4%	7.9%	10.3%	-7.0%	23.1%	
Mill Towne Village Apts	384	5/31/2001	$ 855	94.1%	94.9%	3.5%	2.2%	2.7%	1.9%	
Morningside Heights	1,050	4/30/1998	$ 869	93.4%	94.7%	2.8%	1.3%	0.0%	2.2%	
Owings Run	504	7/16/1999	$ 1,161	96.3%	96.2%	3.4%	4.6%	2.8%	5.6%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,123	96.7%	97.2%	7.6%	7.8%	6.8%	8.4%	
Selford Townhomes	102	7/16/1999	$ 1,265	94.2%	97.5%	2.1%	-0.6%	6.6%	-3.6%	
The Coves at Chesapeake	469	11/20/2006	$ 1,187	91.4%	88.0%	4.2%	6.6%	-17.0%	24.5%	
Timbercroft Townhomes	284	7/16/1999	$ 833	99.1%	99.1%	3.6%	3.5%	5.1%	2.6%	
Top Field	156	10/4/2006	$ 1,125	95.8%	96.7%	7.0%	7.4%	1.3%	10.7%	
Village Square Townhomes	370	7/16/1999	$ 1,147	95.9%	96.7%	3.8%	-0.9%	9.0%	-5.1%	
Woodholme Manor	177	3/31/2001	$ 844	92.0%	94.2%	4.7%	1.1%	14.5%	-9.1%	
Total Baltimore Region	7,346		$ 985	94.5%	94.6%	3.1%	3.0%	0.6%	4.6%	18.7%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,449	95.5%	94.2%	3.3%	5.3%	4.9%	5.7%	
Highland House	172	5/31/2006	$ 1,128	97.0%	93.7%	1.6%	7.3%	-17.8%	35.9%	
Liberty Place	107	6/6/2006	$ 1,385	91.9%	96.3%	-0.1%	-6.7%	-4.1%	-8.6%	
Stone Ends	280	2/12/2003	$ 1,226	93.4%	94.8%	-0.4%	-0.6%	-1.3%	-0.1%	
The Heights at Marlborough	348	9/7/2006	$ 1,141	96.3%	94.3%	-3.6%	-2.7%	17.2%	-18.6%	
The Meadows at Marlborough	264	9/7/2006	$ 1,133	97.1%	93.1%	-2.1%	1.2%	-9.8%	17.4%	
The Townhomes of Beverly	204	2/15/2007	$ 1,433	94.7%	n/a	n/a	n/a	n/a	n/a	
The Village at Marshfield	276	3/17/2004	$ 1,160	93.4%	93.4%	2.1%	3.7%	-1.9%	7.8%	
Westwoods	35	4/30/2007	$ 1,213	97.3%	n/a	n/a	n/a	n/a	n/a	
Total Boston Region	2,382		$ 1,278	95.2%	94.1%	0.7%	2.1%	1.0%	3.1%	6.7%
Chicago Region										
Blackhawk	371	10/20/2000	$ 880	96.1%	95.3%	3.3%	7.6%	7.2%	8.1%	
Courtyards Village	224	8/29/2001	$ 812	98.0%	97.7%	4.2%	1.8%	10.1%	-6.0%	
Cypress Place	192	12/27/2000	$ 941	97.2%	98.4%	3.7%	2.8%	2.9%	2.7%	
The Colony	783	9/1/1999	$ 888	96.4%	97.1%	6.8%	4.8%	1.6%	8.2%	
The New Colonies	672	6/23/1998	$ 716	96.3%	98.4%	2.5%	-0.8%	2.4%	-3.3%	
Total Chicago Region	2,242		$ 832	96.5%	97.3%	4.5%	3.3%	3.8%	2.7%	4.1%
Florida Region										
The Hamptons	668	7/7/2004	$ 1,046	92.8%	95.5%	1.9%	-1.0%	12.0%	-12.2%	
Vinings at Hampton Village	168	7/7/2004	$ 1,155	95.0%	96.0%	3.5%	2.9%	10.8%	-4.9%	
Total Florida Region	836		$ 1,068	93.3%	95.6%	2.2%	-0.2%	11.7%	-10.7%	1.8%
Hudson Valley Region										
Lakeshore Villas	152	7/17/1996	$ 1,070	91.7%	97.6%	4.0%	-2.8%	-0.4%	-5.7%	
Patricia	100	7/7/1998	$ 1,466	97.2%	97.9%	5.6%	6.2%	4.9%	7.8%	
Sherwood Consolidation	224	10/11/2002	$ 1,289	96.2%	96.0%	6.4%	6.8%	4.7%	9.8%	
Sunset Gardens	217	7/17/1996	$ 936	92.8%	98.9%	4.3%	3.1%	0.3%	6.0%	
Total Hudson Valley Region	693		$ 1,156	94.6%	97.4%	5.2%	3.8%	2.7%	5.1%	1.5%

OWNED COMMUNITY RESULTS

FIRST QUARTER 2008

	# of Units	Date Acquired	1Q '08 Rent/Mo.	1Q '08 Occup.	Year Ago Occup.	Rental Rates	Total Revenue	Total Expense	Total NOI	1Q '08 % Co. NOI
						1Q '08 versus 1Q '07 % Growth				
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,192	90.7%	92.8%	-0.2%	-1.2%	16.6%	-18.6%	
Cambridge Village	82	3/1/2002	$ 1,618	99.7%	94.5%	2.2%	7.3%	8.1%	6.5%	
Devonshire Hills	297	7/16/2001	$ 1,693	96.0%	95.5%	-1.4%	-1.6%	1.0%	-2.9%	
Hawthorne Court	434	4/4/2002	$ 1,398	94.5%	93.6%	2.8%	6.6%	3.5%	9.7%	
Heritage Square	80	4/4/2002	$ 1,640	98.6%	96.2%	4.9%	7.7%	-6.7%	22.1%	
Holiday Square	144	5/31/2002	$ 1,156	98.3%	97.4%	3.0%	4.2%	2.0%	5.8%	
Lake Grove Apartments	368	2/3/1997	$ 1,399	94.8%	95.5%	1.5%	4.8%	5.8%	4.1%	
Mid- Island Estates	232	7/1/1997	$ 1,312	97.0%	94.3%	2.3%	2.9%	-7.2%	14.0%	
Sayville Commons	342	7/15/2005	$ 1,500	94.4%	96.6%	3.6%	0.7%	-0.7%	1.5%	
South Bay Manor	61	9/11/2000	$ 1,640	94.1%	94.1%	6.0%	11.7%	3.8%	19.7%	
Southern Meadows	452	6/29/2001	$ 1,347	94.1%	93.3%	0.2%	5.8%	3.6%	7.9%	
Stratford Greens	359	3/1/2002	$ 1,428	97.3%	95.4%	2.7%	10.8%	4.5%	16.3%	
Westwood Village Apts	242	3/1/2002	$ 2,266	97.7%	96.2%	3.8%	7.8%	3.1%	11.4%	
Woodmont Village Apts	96	3/1/2002	$ 1,357	90.3%	94.0%	4.7%	1.3%	-5.5%	6.2%	
Yorkshire Village Apts	40	3/1/2002	$ 1,682	99.3%	99.0%	5.6%	6.7%	9.0%	4.2%	
Total Long Island Region	3,389		$ 1,484	95.6%	95.0%	2.1%	4.8%	2.7%	6.5%	12.0%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,158	96.6%	97.8%	3.5%	0.7%	10.5%	-4.2%	
Redbank Village	500	7/7/1998	$ 832	94.7%	93.7%	2.0%	2.2%	-2.1%	5.7%	
Total Maine Region	620		$ 895	95.2%	94.8%	2.3%	1.8%	0.5%	2.7%	1.3%
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,027	96.5%	96.1%	13.8%	13.9%	-10.6%	40.7%	
Chatham Hill Apartments	308	1/30/2004	$ 1,690	96.1%	93.1%	5.0%	7.1%	4.8%	8.4%	
East Hill Gardens	33	7/7/1998	$ 1,509	98.9%	96.1%	1.5%	1.9%	-15.1%	16.5%	
Hackensack Gardens	198	3/1/2005	$ 997	90.4%	97.9%	9.0%	-0.4%	18.6%	-26.0%	
Jacob Ford Village	270	2/15/2007	$ 1,078	94.7%	n/a	n/a	n/a	n/a	n/a	
Lakeview	106	7/7/1998	$ 1,328	98.1%	96.2%	3.3%	4.1%	-0.3%	8.9%	
Northwood Apartments	134	1/30/2004	$ 1,294	95.1%	93.7%	5.0%	8.6%	8.3%	9.0%	
Oak Manor	77	7/7/1998	$ 1,768	95.7%	97.9%	2.4%	-1.6%	-2.0%	-1.3%	
Pleasant View	1,142	7/7/1998	$ 1,152	94.2%	95.1%	4.8%	4.0%	-2.9%	10.0%	
Pleasure Bay	270	7/7/1998	$ 1,078	89.2%	93.8%	1.3%	-1.7%	0.9%	-4.3%	
Regency Club	372	9/24/2004	$ 1,126	96.0%	94.7%	1.1%	1.4%	-4.6%	8.1%	
Royal Gardens Apartments	550	5/28/1997	$ 1,220	96.0%	91.3%	4.2%	10.3%	7.5%	13.1%	
Wayne Village	275	7/7/1998	$ 1,370	95.7%	95.9%	4.4%	2.8%	-5.5%	9.9%	
Windsor Realty	67	7/7/1998	$ 1,193	93.4%	97.0%	4.7%	-1.7%	4.2%	-7.4%	
Total New Jersey Region	3,950		$ 1,219	94.8%	94.5%	4.4%	4.5%	0.7%	7.9%	10.9%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 818	93.5%	97.7%	-2.5%	-4.9%	3.2%	-12.6%	
Castle Club	158	3/15/2000	$ 936	93.2%	94.9%	0.9%	1.7%	11.5%	-7.8%	
Chesterfield	247	9/23/1997	$ 910	95.3%	93.3%	-0.3%	0.7%	-1.8%	3.2%	
Curren Terrace	318	9/23/1997	$ 917	89.9%	94.0%	1.3%	-4.0%	-5.6%	-2.4%	
Glen Brook	174	7/28/1999	$ 826	92.6%	93.9%	2.3%	2.9%	-2.7%	12.6%	
Glen Manor	174	9/23/1997	$ 791	94.9%	98.1%	2.3%	-0.5%	5.9%	-7.4%	
Golf Club	399	3/15/2000	$ 1,036	94.4%	93.7%	2.9%	0.8%	-3.4%	4.1%	
Hill Brook Place	274	7/28/1999	$ 873	94.5%	95.8%	-0.2%	-1.7%	-3.1%	-0.1%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,042	94.1%	93.3%	0.1%	3.2%	6.2%	0.7%	
Home Properties of Devon	631	3/15/2000	$ 1,102	94.9%	96.5%	2.0%	6.3%	-1.5%	12.5%	
Home Properties of Newark	432	7/16/1999	$ 866	94.9%	94.9%	1.9%	0.6%	-0.7%	1.9%	
New Orleans Park	442	7/28/1999	$ 855	93.5%	94.9%	2.2%	1.9%	3.5%	0.1%	
Racquet Club	466	7/7/1998	$ 1,025	97.3%	94.4%	1.1%	6.0%	1.9%	9.1%	
Racquet Club South	103	5/27/1999	$ 881	96.3%	94.4%	1.1%	6.8%	2.4%	11.6%	
Ridley Brook	244	7/28/1999	$ 900	93.5%	96.2%	2.4%	-0.4%	3.4%	-4.5%	
Sherry Lake	298	7/23/1998	$ 1,167	93.1%	93.3%	1.1%	0.4%	-5.7%	4.7%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,086	97.8%	99.2%	4.7%	4.0%	6.9%	2.3%	
The Landings	384	11/25/1996	$ 974	96.2%	96.3%	2.8%	0.4%	0.2%	0.5%	
Trexler Park	250	3/15/2000	$ 1,041	92.4%	88.3%	1.5%	1.6%	-12.4%	17.2%	
Trexler Park West	168	Under Construction	$ 1,235	90.2%	n/a	n/a	n/a	n/a	n/a	
Valley View	177	9/23/1997	$ 819	84.1%	86.1%	-1.3%	1.2%	4.0%	-3.2%	
Village Square	128	9/23/1997	$ 949	89.3%	97.2%	2.8%	0.5%	6.6%	-4.6%	
William Henry	363	3/15/2000	$ 1,102	96.0%	94.6%	4.0%	8.5%	14.7%	3.3%	
Total Philadelphia Region	6,452		$ 978	94.1%	94.6%	1.7%	2.2%	0.8%	3.4%	15.3%

OWNED COMMUNITY RESULTS

FIRST QUARTER 2008

	# of Units	Date Acquired	1Q '08 Rent/Mo.	1Q '08 Occup.	Year Ago Occup.	Rental Rates	Total Revenue	Total Expense	Total NOI	1Q '08 % Co. NOI
						\<1Q '08 versus 1Q '07 % Growth\>				
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,254	95.4%	96.0%	3.9%	2.8%	3.2%	2.6%	
Cider Mill	864	9/27/2002	$ 1,078	96.1%	91.9%	1.7%	4.1%	12.3%	-1.7%	
Cinnamon Run	511	12/28/2005	$ 1,165	96.9%	96.1%	3.6%	5.7%	32.6%	-3.9%	
East Meadow	150	8/1/2000	$ 1,305	97.0%	97.3%	0.6%	-1.5%	3.9%	-4.5%	
Elmwood Terrace	504	6/30/2000	$ 899	92.5%	92.1%	3.9%	3.9%	2.9%	4.9%	
Falkland Chase	450	9/10/2003	$ 1,333	93.5%	94.8%	5.5%	4.3%	-2.4%	7.9%	
Mount Vernon Square	1,387	12/27/2006	$ 1,146	95.5%	93.9%	3.4%	4.9%	10.7%	1.8%	
Orleans Village	851	11/16/2000	$ 1,285	95.7%	90.7%	0.8%	8.3%	-0.5%	14.9%	
Park Shirlington	294	3/16/1998	$ 1,228	97.0%	94.7%	2.9%	5.5%	3.8%	6.8%	
Peppertree Farm	880	12/28/2005	$ 1,136	91.7%	89.8%	3.1%	5.6%	22.2%	-4.0%	
Seminary Hill	296	7/1/1999	$ 1,217	96.1%	90.6%	2.3%	9.1%	1.0%	17.0%	
Seminary Towers	540	7/1/1999	$ 1,265	94.5%	94.0%	2.8%	0.0%	2.3%	-1.9%	
Tamarron Apartments	132	7/16/1999	$ 1,430	95.3%	94.5%	3.7%	7.3%	-5.9%	14.6%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,264	90.0%	92.5%	1.9%	-3.2%	8.0%	-8.6%	
The Manor - MD	435	8/31/2001	$ 1,152	92.7%	93.6%	3.4%	5.0%	5.3%	4.7%	
The Manor - VA	198	2/19/1999	$ 1,010	95.7%	91.5%	3.2%	7.4%	6.7%	7.9%	
The Sycamores	185	12/16/2002	$ 1,342	95.2%	96.3%	0.8%	-0.6%	7.3%	-4.5%	
Virginia Village	344	5/31/2001	$ 1,210	96.9%	94.5%	-0.3%	2.5%	-2.0%	6.6%	
West Springfield	244	11/18/2002	$ 1,408	98.0%	96.4%	3.5%	5.5%	1.8%	7.1%	
Woodleaf Apartments	228	3/19/2004	$ 1,125	95.8%	93.2%	3.9%	4.3%	10.6%	0.7%	
Total Washington DC Region	8,988		$ 1,184	94.9%	93.2%	2.7%	4.5%	7.0%	2.9%	27.7%
TOTAL OWNED PORTFOLIO	**36,898**		**$ 1,116**	**94.8%**	n/a	n/a	n/a	n/a	n/a	**100.0%**
TOTAL CORE PORTFOLIO	**35,189**		**$ 1,121**	**94.9%**	**94.4%**	**2.7%**	**3.5%**	**3.0%**	**4.0%**	

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
First Quarter 2008 vs. Fourth Quarter 2007

Region	% Units	1Q '08	4Q '07	Variance
Washington	25.5%	94.9%	94.1%	0.8%
New Jersey, Long Island, Hudson Valley	22.1%	95.1%	95.2%	-0.1%
Baltimore	17.9%	94.4%	94.5%	-0.1%
Philadelphia	17.9%	94.2%	93.6%	0.6%
Chicago	6.4%	96.5%	96.9%	-0.4%
Boston	6.1%	95.2%	95.7%	-0.5%
Florida	2.4%	93.3%	93.5%	-0.2%
Other	1.7%	95.2%	95.8%	-0.6%
Total Core	100.0%	94.9%	94.7%	0.2%

Year over Year Comparison
First Quarter 2008 vs. First Quarter 2007

Region	% Units	1Q '08	1Q '07	Variance
Washington	25.5%	94.9%	93.2%	1.7%
New Jersey, Long Island, Hudson Valley	22.1%	95.1%	95.0%	0.1%
Baltimore	17.9%	94.4%	94.6%	-0.2%
Philadelphia	17.9%	94.2%	94.6%	-0.4%
Chicago	6.4%	96.5%	97.3%	-0.8%
Boston	6.1%	95.2%	94.2%	1.0%
Florida	2.4%	93.3%	95.7%	-2.4%
Other	1.7%	95.2%	94.8%	0.4%
Total Core	100.0%	94.9%	94.4%	0.5%

March vs. Quarter Comparison

Region	% Units	Mar '08	1Q '08	Variance
Washington	25.5%	95.5%	94.9%	0.6%
New Jersey, Long Island, Hudson Valley	22.1%	95.2%	95.1%	0.1%
Baltimore	17.9%	94.2%	94.4%	-0.2%
Philadelphia	17.9%	94.3%	94.2%	0.1%
Chicago	6.4%	96.7%	96.5%	0.2%
Boston	6.1%	95.8%	95.2%	0.6%
Florida	2.4%	94.0%	93.3%	0.7%
Other	1.7%	96.7%	95.2%	1.5%
Total Core	100.0%	95.1%	94.9%	0.2%

Net Operating Results - Core Properties

Sequential Results
First Quarter 2008 vs. Fourth Quarter 2007

Region	% Units	Revenues	Expenses	NOI
Washington	25.5%	3.3%	4.0%	2.8%
New Jersey, Long Island, Hudson Valley	22.1%	1.2%	3.5%	-0.6%
Baltimore	17.9%	2.7%	5.1%	1.3%
Philadelphia	17.9%	5.0%	4.9%	5.0%
Chicago	6.4%	1.2%	29.0%	-17.1%
Boston	6.1%	-1.1%	12.1%	-10.3%
Florida	2.4%	1.0%	6.1%	-4.1%
Other	1.7%	-1.5%	4.2%	-4.9%
Total Core	100.0%	2.4%	5.9%	-0.1%

Year Over Year Results
First Quarter 2008 vs. First Quarter 2007

Region	% Units	Revenues	Expenses	NOI
Washington	25.5%	4.5%	7.0%	2.9%
New Jersey, Long Island, Hudson Valley	22.1%	4.6%	1.8%	7.0%
Baltimore	17.9%	3.0%	0.6%	4.6%
Philadelphia	17.9%	2.2%	0.8%	3.4%
Chicago	6.4%	3.3%	3.8%	2.7%
Boston	6.1%	2.1%	1.0%	3.1%
Florida	2.4%	-0.2%	11.7%	-10.7%
Other	1.7%	1.7%	0.4%	2.5%
Total Core	100.0%	3.5%	3.0%	4.0%

Resident Statistics

Top Six Reasons for Moveouts - Owned Communities

	1Q '08	4Q '07	3Q '07	2Q '07	1Q '07	Year '07	Year '06	Year '05
Eviction/skip	**16.42%**	16.20%	12.80%	12.70%	16.70%	14.60%	14.20%	13.10%
Employment related	**15.55%**	16.00%	17.40%	15.70%	15.20%	16.10%	15.60%	15.60%
Home purchase	**11.14%**	13.70%	14.90%	16.60%	16.70%	15.50%	18.50%	19.40%
Location convenience/ apartment size	**10.95%**	13.00%	14.10%	13.90%	13.80%	13.70%	12.40%	12.80%
Transfer w/in HP	**10.63%**	10.50%	6.10%	8.10%	8.60%	8.30%	8.20%	9.10%
Rent Level	**9.13%**	7.40%	7.40%	8.60%	8.60%	8.00%	8.40%	9.20%

Traffic - Core   **Turnover - Core**

Region	Traffic 1Q '08 vs. 1Q '07	Signed Leases 1Q '08 vs. 1Q '07	1Q '08	1Q '07
Baltimore	10%	17%	9%	9%
Boston	25%	-11%	9%	11%
Chicago	20%	22%	10%	9%
Florida	29%	12%	13%	12%
Hudson Valley	63%	-30%	7%	6%
Long Island	16%	-1%	6%	8%
Maine	49%	41%	10%	9%
New Jersey	16%	-21%	8%	9%
Philadelphia	4%	-3%	9%	9%
Washington	9%	13%	9%	9%
Total Core	13%	5%	9%	9%

Bad Debt as % of Rent and Utility Recovery - Core

1Q '08	1Q '07
1.06%	0.74%

Net Operating Income Detail - Core Properties
 ($ in thousands, except per unit data)

	1Q '08	1Q '07	Qtr Variance	% Variance
Rent	$ 111,009	$ 107,996	$ 3,013	2.8%
Utility recovery	6,739	5,743	996	17.3%
Rent including recoveries	117,748	113,739	4,009	3.5%
Other income	4,800	4,623	177	3.8%
Total income	122,548	118,362	4,186	3.5%
Operating & maintenance	(53,278)	(51,734)	(1,544)	-3.0%
Net Core NOI	$ 69,270	$ 66,628	$ 2,642	4.0%
Physical Occupancy %	94.9%	94.4%	0.5%	
Weighted Avg Rent per Unit	$ 1,121	$ 1,092	$ 29	2.7%

Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor
to apply to the quarter's effective NOI run rate is 24.1%.
This will adjust for the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties
 ($ in thousands)

	1Q '08	1Q '07	Qtr Variance	% Variance
Electricity	$ 2,125	$ 1,948	$ (177)	-9.1%
Gas	8,369	9,581	1,212	12.7%
Water & sewer	3,396	3,311	(85)	-2.6%
Repairs & maintenance	5,739	5,297	(442)	-8.3%
Personnel expense	11,397	11,295	(102)	-0.9%
Advertising	1,096	1,110	14	1.3%
Legal & professional	315	388	73	18.8%
Office & telephone	1,435	1,517	82	5.4%
Property insurance	2,802	1,826	(976)	-53.5%
Real estate taxes	11,352	10,478	(874)	-8.3%
Snow	562	666	104	15.6%
Trash	875	691	(184)	-26.6%
Property management G & A	3,815	3,626	(189)	-5.2%
Total Core	$ 53,278	$ 51,734	$ (1,544)	-3.0%

Discontinued Operations
($ in thousands)

The operating results of discontinued operations are summarized as follows
for the quarter ended March 31, 2008 and 2007:

	1Q '08	1Q '07
Revenues:		
Rental income	$ 744	$ 5,091
Property other income	24	414
Total revenues	768	5,505
Expenses:		
Operating and maintenance	502	2,588
Interest expense	1,443	254
Depreciation and amortization	106	1,262
Total expenses	2,051	4,104
Income (loss) from discontinued operations before minority interest	(1,283)	1,401
Minority interest in operating partnership	377	(402)
Income (loss) from discontinued operations	$ (906)	$ 999

Summary Of Recent Acquisitions
($ in millions, except per unit data)

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price	Wgtd. Avg. Price Per Unit
2008 Acquisitions							
Community	**Market**	**State**	**Purchase Date**	**# of Units**	**(1) CAP Rate**	**Purchase Price**	**Wgtd. Avg. Price Per Unit**
2007 Acquisitions							
The Townhomes of Beverly	Boston	MA	2/15/2007	204	5.8%	$36.4	$178,598
Jacob Ford Village	New Jersey	NJ	2/15/2007	270	5.5%	$26.7	$98,811
Fox Hall Apartments	Baltimore	MD	3/28/2007	720	5.7%	$62.2	$86,436
Westwoods	Boston	MA	4/30/2007	35	6.6%	$4.0	$114,143
Dunfield Townhouses	Baltimore	MD	11/1/2007	312	6.5%	$32.2 [2]	$103,061
			Total YTD	**1,541**	**5.9%**	**$161.5**	**$104,800**
		Total 2008 and 2007 Acquisitions		**1,541**	**5.9%**	**$161.5**	**$104,800**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before capital expenditures.

(2) Purchase Price is $2.4 million less than reported in acquisition press release due to GAAP fair market value adjustment for OP Units issued at a price above current market value.

Summary Of Recent Sales
($ in millions, except per unit data)

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price	Wgtd. Avg. Price Per Unit
2008 Sales							
Carriage Hill Apartments	Hudson Valley	NY	1/31/2008	140	6.7%	$15.1	$107,750
Long Island: 5 Properties [2]	Long Island	NY	2/1/2008	363	6.1%	$42.0	$115,749
Mill Company Gardens	Portland	ME	2/21/2008	95	6.3%	$7.4	$77,747
			Total YTD	**598**	**6.3%**	**$64.5**	**$107,839**

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price	Wgtd. Avg. Price Per Unit
2007 Sales							
Brittany Place	NoVA/DC	MD	7/12/2007	591	5.7%	$74.1	$125,381
Executive House	Philadelphia	PA	8/20/2007	100	6.4%	$9.6	$96,000
Shakespeare Park	Baltimore	MD	9/18/2007	84	7.3%	$6.9	$82,143
Cornwall Park	Hudson Valley	NY	12/12/2007	75	7.2%	$11.0	$146,667
Fenland Field	Baltimore	MD	12/28/2007	234	5.7%	$27.9	$119,231
			Total YTD	**1,084**	**5.9%**	**$129.5**	**$119,465**
			Total 2008 and 2007 Sales	**1,682**	**6.0%**	**$194.0**	**$115,332**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures.

(2) Consists of East Winds Apartments, Coventry Village, Maple Tree, Terry Apartments and Rider Terrace.

Breakdown Of Owned Units By Market

Market	State	Net Acquired/ Developed in 2007	As of 12/31/2007	12/31/2007 % of Units	Net Acquired/ Developed in 2008	As of 3/31/2008	Current % of Units
Suburban Washington	DC	-591	8,988	23.97%	0	8,988	24.36%
Suburban New York City	NY/NJ	195	8,535	22.76%	-503	8,032	21.77%
Baltimore	MD	714	7,346	19.59%	0	7,346	19.91%
Philadelphia	PA	-15	6,452	17.21%	0	6,452	17.49%
Boston	MA	239	2,382	6.35%	0	2,382	6.46%
Chicago	IL	0	2,242	5.98%	0	2,242	6.08%
Florida	FL	0	836	2.23%	0	836	2.27%
Portland	ME	0	715	1.91%	-95	620	1.68%
Total		**542**	**37,496**	**100.0%**	**-598**	**36,898**	**100.0%**

Debt Summary Schedule

PROPERTY		LENDER	INTEREST RATE	3/31/08 BALANCE	MATURITY DATE	YEARS TO MATURITY
FIXED RATE SECURED						
Racquet Club South		NorthMarq - Servicer	6.980	2,721,083	07/01/08	0.25
Westwood Village - 1st	(1)	M and T Bank	5.940	14,572,652	10/31/08	0.59
Stone Ends		Prudential-Fannie Mae	4.530	22,254,206	11/01/08	0.59
Westwood Village - 2nd	(1)	M and T Bank	5.940	802,851	11/01/08	0.59
Westwood Village - 3rd		M and T Bank	5.550	17,010,503	11/01/08	0.59
Golf Club Apartments		ARCS - Fannie	6.585	14,957,207	12/01/08	0.67
Devonshire - 2nd		Wachovia - Fannie Mae	6.720	4,517,782	01/01/09	0.76
Heritage Square		Centerline - Fannie Mae	5.150	6,151,877	07/01/09	1.25
Blackhawk		M&T Realty - Freddie Mac	5.060	12,948,724	12/01/09	1.67
William Henry		NorthMarq - Freddie	5.310	22,027,098	12/01/09	1.67
Braddock Lee		Prudential-Fannie Mae	4.575	20,753,311	01/01/10	1.76
Elmwood Terrace		Centerline - Fannie Mae	5.300	20,566,151	01/01/10	1.76
Glen Manor		Prudential-Fannie Mae	5.065	5,657,631	01/01/10	1.76
Hill Brook Apts		M&T Realty - Freddie Mac	5.210	10,924,013	01/01/10	1.76
Lakeview		Prudential-Fannie Mae	4.575	8,444,320	01/01/10	1.76
Pleasure Bay		Prudential-Fannie Mae	4.575	14,680,256	01/01/10	1.76
Ridley Brook		Prudential-Fannie Mae	4.865	9,424,129	01/01/10	1.76
Sherry Lake		Capmark - Freddie Mac	5.180	18,994,122	01/01/10	1.76
Windsor Realty		Prudential-Fannie Mae	4.575	4,545,557	01/01/10	1.76
Bayview Apartments		M&T Realty - Freddie Mac	4.950	11,245,858	03/01/10	1.92
Multi-Property		M&T Realty - Freddie Mac	7.575	45,400,000	05/01/10	2.08
Cider Mill - 1st	(1)	Deutsche Bank - Freddie	4.720	41,168,581	10/01/10	2.50
Cider Mill - 2nd		Deutsche Bank - Freddie	5.180	17,739,146	10/01/10	2.50
Cider Mill - 3rd		Deutsche Bank - Freddie	4.810	8,967,486	10/01/10	2.50
Home Properties of Devon		Prudential-Fannie Mae	7.500	28,892,000	10/01/10	2.50
The Heights at Marlborough - 1st	(1)	Deutsche Bank - Freddie	5.420	22,591,680	10/01/10	2.50
The Heights at Marlborough - 2nd		Deutsche Bank - Freddie	4.890	5,350,165	10/01/10	2.50
Trexler Park		Prudential-Fannie Mae	7.500	10,140,000	10/01/10	2.50
Multi-Property		Prudential-Fannie Mae	7.250	32,978,000	01/01/11	2.76
Multi-Property		Prudential-Fannie Mae	6.360	8,141,000	01/01/11	2.76
Multi-Property		Prudential-Fannie Mae	6.160	58,881,000	01/01/11	2.76
Orleans Village - 1st		Prudential-Fannie Mae	6.815	43,745,000	01/01/11	2.76
Orleans Village - 2nd		Prudential-Fannie Mae	5.360	22,248,000	01/01/11	2.76
New Orleans/Arbor Crossing		Prudential-Fannie Mae	4.860	18,760,652	03/01/11	2.92
Racquet Club East - 1st		Prudential-Fannie Mae	6.875	20,859,132	04/01/11	3.00
Racquet Club East - 2nd		Prudential-Fannie Mae	5.490	10,195,284	04/01/11	3.00
Timbercroft Townhomes 1 - 1st		Capmark - HUD	8.500	360,646	05/01/11	3.08
The Meadows at Marlborough	(1)	Prudential - Fannie Mae	5.500	20,876,231	08/01/11	3.34
Lake Grove - 1st		Prudential-Fannie Mae	6.540	25,382,624	12/01/11	3.67
Lake Grove - 2nd		Prudential-Fannie Mae	5.510	10,932,843	12/01/11	3.67
Mount Vernon Square	(1)	KeyBank RE Cap-Fannie	5.490	88,118,608	01/01/12	3.76
Multi-Property Notes Pay		Seller Financing	4.000	332,665	02/01/12	3.84
Timbercroft III - 1st		Capmark - HUD	8.000	550,132	02/01/12	3.84
Castle Club Apartments		NorthMarq - Freddie	7.080	6,507,609	05/01/12	4.09
Gateway Village		Prudential-Fannie Mae	6.885	6,729,841	05/01/12	4.09
The Colonies		Prudential-Fannie Mae	7.110	19,721,065	06/01/12	4.17
Lakeshore Villas		M&T Realty - Freddie Mac	6.850	4,822,545	07/01/12	4.25
Patricia Apts		M&T Realty - Freddie Mac	6.830	5,114,241	07/01/12	4.25
Sunset Gardens - 1st		M&T Realty - Freddie Mac	6.830	5,672,158	07/01/12	4.25
Sunset Gardens - 2nd		M&T Realty - Freddie Mac	5.520	2,722,681	07/01/12	4.25
Woodholme Manor		Prudential-Fannie Mae	7.165	3,625,234	07/01/12	4.25
Regency Club - 1st	(1)	Centerline - Fannie Mae	4.840	17,822,738	10/01/12	4.51
Regency Club - 2nd		Centerline - Fannie Mae	4.950	7,579,026	10/01/12	4.51
Liberty Place	(1)	CW Capital- Fannie	5.710	6,298,796	11/01/12	4.59
Hackensack Gardens - 1st		Wash Mutual-Fannie Mae	5.260	4,630,106	03/01/13	4.92
Hackensack Gardens - 2nd		Wash Mutual-Fannie Mae	5.440	4,470,843	03/01/13	4.92
Barrington Gardens		Wachovia - Freddie	4.960	11,470,000	04/01/13	5.01
Topfield Apartments		M&T Realty-Fannie Mae	5.300	6,216,607	04/01/13	5.01
Canterbury Apartments		M&T Realty-Fannie Mae	5.020	28,385,405	05/01/13	5.09
Morningside		JPMorganChase	6.990	16,295,317	05/01/13	5.09
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	5.42
Heritage Woods Apts	(1)	MMA Realty - Fannie	5.290	5,021,632	09/01/13	5.42
Falkland Chase		Centerline - Fannie Mae	5.480	13,429,061	04/01/14	6.01
The Apts. At Wellington Trace		M&T Realty - Freddie Mac	5.520	25,117,761	04/01/14	6.01
Hawthorne Court		Centerline - Fannie Mae	5.270	36,423,114	07/01/14	6.25
Curren Terrace - 1st		M&T Realty - Freddie Mac	5.360	14,223,154	10/01/14	6.51
Curren Terrace - 2nd		M&T Realty - Freddie Mac	5.090	10,225,724	10/01/14	6.51
Stratford Greens		North Fork Bank	5.750	32,486,311	07/01/15	7.25
Sayville Commons		M&T Realty - Freddie Mac	5.000	41,870,274	08/01/15	7.34
Northwood Apartments		M&T Realty - Freddie Mac	5.500	10,675,000	12/01/15	7.67
Cinnamon Run - 1st		M&T Realty - Freddie Mac	5.250	52,179,757	01/01/16	7.76
Cinnamon Run - 2nd		M&T Realty - Freddie Mac	5.550	5,397,691	01/01/16	7.76
Peppertree Farm - 1st		M&T Realty - Freddie Mac	5.250	80,314,923	01/01/16	7.76
Peppertree Farm - 2nd		M&T Realty - Freddie Mac	5.550	1,962,792	01/01/16	7.76
The Hamptons/Vinings at Hamptons		Prudential-Fannie Mae	5.565	53,238,776	02/01/16	7.84
Devonshire - 1st		Wachovia - Fannie Mae	5.600	38,928,995	04/01/16	8.01

PROPERTY		LENDER	INTEREST RATE	3/31/08 BALANCE	MATURITY DATE	YEARS TO MATURITY
Mid-Island		Prudential-Fannie Mae	5.480	19,913,000	04/01/16	8.01
Owings Run 1 & 2		Prudential-Fannie Mae	5.590	43,081,000	04/01/16	8.01
Country Village		Centerline - Fannie Mae	5.520	19,536,911	06/01/16	8.18
Fox Hall Apartments		Columbia Nat'l - Freddie	5.610	47,000,000	06/01/17	9.18
Mill Towne Village		Prudential-Fannie Mae	5.990	24,239,000	09/01/17	9.43
Royal Gardens Apts.		M&T Realty - Freddie Mac	5.830	47,000,000	11/01/17	9.59
Village Square 1, 2 & 3		Prudential-Fannie Mae	5.810	39,285,000	12/01/17	9.68
Chatham Hill		M&T Realty - Freddie Mac	5.590	45,000,000	01/01/18	9.76
Seminary Towers Apartments		Prudential-Fannie Mae	5.485	53,515,000	07/01/18	10.26
Bonnie Ridge - 1st		Prudential Life	6.600	13,858,586	12/15/18	10.72
Bonnie Ridge - 2nd		Prudential Life	6.160	18,699,396	12/15/18	10.72
Bonnie Ridge - 3rd		Prudential Life	6.070	25,818,495	12/15/18	10.72
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,634,135	06/01/19	11.18
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,788,378	06/01/19	11.18
Dunfield Townhomes		Centerline - HUD	5.250	12,984,306	09/01/28	20.44
Bari Manor	(1)	Wachovia (Servicer)	4.440	2,613,382	10/11/28	20.55
Hudson View Estates	(1)	Wachovia (Servicer)	4.500	2,028,500	10/11/28	20.55
Sherwood Townhouses	(1)	Wachovia (Servicer)	4.290	631,853	10/11/28	20.55
Sparta Green	(1)	Wachovia (Servicer)	4.440	1,652,274	10/11/28	20.55
Highland House	(1)	Arbor Comml - Fannie	6.320	6,365,581	01/01/29	20.77
Westwoods	(1)	Capstone Realty - HUD	5.940	3,693,995	06/01/34	26.19
Briggs-Wedgewood	(2)	Berkshire Mtg - HUD	6.000	16,461,627	11/01/34	26.61
The Village At Marshfield	(1)	Capstone Realty - HUD	5.950	23,812,166	01/01/42	33.78
WTD AVG - FIXED SECURED			**5.750**	1,937,001,968		**6.18**
VARIABLE RATE SECURED						
Falkland Chase BMA Index + 1.10 Adjusts Weekly		MontCtyHOC-Fannie Mae	3.428	24,695,000	10/01/30	22.52
WTD AVG - VARIABLE SECURED			**3.428**	24,695,000		**22.52**
WTD AVG - TOTAL SECURED DEBT			**5.721**	1,961,696,968		**6.39**
FIXED RATE UNSECURED						
Exchangeable Senior Notes			4.125	200,000,000	11/01/26	18.60
VARIABLE RATE UNSECURED - LINE OF CREDIT						
Unsecured Line of Credit Adjusts Daily 30 LIBOR + 75		M and T Bank et. al.	3.453	54,000,000	09/01/08	0.42
TOTAL COMBINED DEBT			**5.521**	**$ 2,215,696,968**		**7.34**
% OF PORTFOLIO - FIXED				**96.4%**		

WTG AVG - TOTAL SECURED DEBT	**5.721**	**6.39**
WTD AVG - TOTAL PORTFOLIO	**5.521**	**7.34**

(1) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.
(2) Affordable general partner minority interest property consolidated pursuant to FIN 46R.

UNENCUMBERED PROPERTIES			
Beechwood Gardens	160	Southern Meadows	452
Cambridge Village	82	The Brooke at Peachtree	146
Courtyards Village	224	The Colony	783
Cypress Place	192	The Coves at Chesapeake	469
East Hill Gardens	33	The Landings	384
Gardencrest	696	The Sycamores	185
Glen Brook	177	The Townhomes of Beverly	204
Holiday Square	144	Trexler Park	168
Jacob Ford Village	270	Virginia Village	344
Liberty Commons	120	Wayne Village Apartments	275
Ridgeview Chase	204	Woodleaf Apartments	228
Sherwood House	6	Yorkshire Village	40
Total Unencumbered Properties:	**24**	**Total Units:**	**5,986**

FIXED RATE MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	% OF TOTAL
2008	72,318,503	5.59	**3.73%**
2009	45,645,481	5.36	**2.36%**
2010	305,484,407	5.67	**15.77%**
2011	273,360,412	6.24	**14.11%**
2012	175,617,337	5.86	**9.07%**
2013	176,489,909	6.06	**9.11%**
2014	99,418,813	5.36	**5.13%**
2015	85,031,586	5.35	**4.39%**
2016	314,553,846	5.43	**16.24%**
2017	157,524,000	5.78	**8.13%**
2018 - 2042	231,557,674	5.82	**11.95%**
TOTAL	$ 1,937,001,968	5.75	**100.00%**

Recurring Capital Expenditure Summary

Effective January 1, 2007, the Company updated its estimate of the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment. For 2007, the Company estimated that the proper amount was $760 per apartment unit. For 2008, the Company has grown this amount using a 3% inflationary factor and is using $780.

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/bath cabinets, new roofs, site improvements and various exterior building improvements.   Non-recurring upgrades include, among other items: community centers, new windows, and kitchen/bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost Per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost Per Unit Per Year[3]	Total Cost Per Unit Per Year
Appliances	$ 1,368	10	$ 137	$ 5	$ 142
Blinds/shades	135	3	45	6	51
Carpets/cleaning	840	4	210	97	307
Computers, equipment, misc. [4]	120	5	24	29	53
Contract repairs	-	-	-	102	102
Exterior painting [5]	84	3	28	1	29
Flooring	250	7	36	-	36
Furnace/air (HVAC)	765	24	32	43	75
Hot water heater	260	7	37	-	37
Interior painting	-		-	138	138
Kitchen/bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	24	33	-	33
Parking lot	540	15	36	-	36
Pool/exercise facility	105	16	7	23	30
Windows	1,505	28	54	-	54
Miscellaneous [6]	555	15	37	40	77
Total	$ 8,427		$ 760	$ 590	$ 1,350
For 2008, after applying the 3% inflationary factor:			$ 780		

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.
[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.
[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same- store expense detail schedule.
[4] Includes computers, office equipment/ furniture, and maintenance vehicles.
[5] The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.
[6] Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that during the three months ended March 31, 2008 approximately $195 per unit was spent on recurring capital expenditures. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three months ended March 31, 2008
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[(a)]	Non-Recurring Cap Ex	Per Unit[(a)]	Total Capital Improvements	Per Unit[(a)]
New buildings	$ -	$ -	$ 657	$ 18	$ 657	$ 18
Major building improvements	1,093	30	1,627	44	2,720	74
Roof replacements	303	8	400	11	703	19
Site improvements	395	11	405	11	800	22
Apartment upgrades	1,014	27	3,925	107	4,939	134
Appliances	1,061	29	6	-	1,067	29
Carpeting/flooring	2,259	62	136	3	2,395	65
HVAC/mechanicals	634	17	1,831	50	2,465	67
Miscellaneous	404	11	280	8	684	19
Totals	$ 7,163	$ 195	$ 9,267	$ 252	$ 16,430	$ 447

[(a)] Calculated using the weighted average number of units owned, including 35,189 core units, and 2007 acquisition units of 1,541 for the three months ended March 31, 2008 and 35,189 core units, and 2007 acquisition units of 260 for the three months ended March 31, 2007.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended March 31, 2008
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 6,863	$ 195	$ 8,248	$ 234	$ 15,111	$ 429
2008 Acquisition Communities	-	-	-	-	-	-
2007 Acquisition Communities	300	195	1,019	661	1,319	856
Sub-total	7,163	195	9,267	252	16,430	447
2008 Disposed Communities	14	61	-	-	14	61
2007 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures [(1)]	-	-	-	-	1,071	-
	$ 7,177	$ 194	$ 9,267	$ 251	$ 17,515	$ 445

[(1)] - No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software and office furniture and fixtures.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 3/31/2008	Quarter 3/31/2007	Change
Net Operating Income	$ 69,270	$ 66,628	4.0%
Less: Non-recurring Cap-ex @ 6%	(495)	-	-
Adjusted Net Operating Income	$ 68,775	$ 66,628	3.2%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Communities as of March 31, 2008
($ in thousands)

	Property Type	# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred	Construction Start	Initial Occupancy	Construction Completion	% Physical Occupancy
Under construction:									
Trexler Park West Allentown, PA	Garden	216	$ 26,100	$ 120.8	$ 22,365	3Q 05	3Q 06	3Q 08	70.2%
1200 East West Highway Silver Spring, MD	High Rise	247	74,000	299.6	20,544	2Q 07	3Q 09	4Q 09	n/a
The Courts at Huntington Station Alexandria, VA	Podium	421	123,000	292.2	37,961	1Q 08	1Q 10	3Q 11	n/a
Pre-construction:									
Falkland North Silver Spring, MD	High Rise	1,059	317,700	300.0	1,416	2010	2012	2014	n/a
Ripley Street * Silver Spring, MD	High Rise	300	tbd	tbd	16,115	tbd	tbd	tbd	n/a
Totals		2,243	$ 540,800	$ 241.1	$ 98,401				

* Preliminary estimates. A site plan for construction of up to 314 apartment units has been filed. More detail will be provided in subsequent quarters.

2008 Earnings Guidance

	Actual First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2008 compared to 2007 based on NAREIT definition					
FFO per share - **2008** guidance per NAREIT definition	$0.792	$.84 -$.88	$.86 - $.90	$.84 - $.88	$3.33 - $3.45
Midpoint of guidance	$0.792	$0.86	$0.88	$0.86	$3.39
FFO per share - **2007** actual per NAREIT definition	$0.726	$0.853	$0.835	$0.786	$3.202
Improvement projected	9.1%	0.8%	5.4%	9.4%	5.9%

	Actual First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2008 compared to 2007 based on "Operating FFO"					
FFO per share - **2008** Operating FFO	$0.792	$.84 -$.88	$.86 - $.90	$.84 - $.88	$3.33 - $3.45
Midpoint of guidance	$0.792	$0.86	$0.88	$0.86	$3.39
FFO per share - **2007** Operating FFO	$0.766	$0.853	$0.835	$0.786	$3.242
Improvement projected	3.4%	0.8%	5.4%	9.4%	4.6%

"Operating FFO" is defined as FFO as computed under the strict interpretation of the NAREIT definition and adding back impairment and other non-recurring charges. Following the NAREIT definition created certain noise in 2007 due to the redemption of the 9.0% Series F Preferred Stock. The $1.9 million in issuance costs originally incurred in 2002 was recorded as a reduction to shareholders' equity. Upon redemption in the first quarter of 2007, the $1.9 million was reflected as a reduction from both net income available to common shareholders and Funds From Operations available to common shareholders. Operating FFO for the year exceeded the results as measured under the NAREIT definition by approximately four cents per share in 2007 as this $1.9 million was added back for Operating FFO purposes.

		Actual First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Assumptions for mid-point of guidance:						
Same store revenue growth	see notes (1) & (2)	3.5%	2.5%	3.9%	4.3%	3.5%
Same store expense growth	see note (3)	3.0%	3.5%	4.6%	3.0%	3.6%
Same store NOI growth		4.0%	1.9%	3.4%	5.1%	3.5%
Same store **2008** physical occupancy		94.9%	95.1%	95.3%	94.7%	95.0%
Same store **2007** physical occupancy		94.4%	95.0%	95.0%	94.6%	94.8%
Difference in occupancy		0.5%	0.1%	0.3%	0.1%	0.2%

Annual growth by region: (as originally published in February 2008)

	2007	2008 Same Store Growth Projection		
	% of NOI	Revenue	Expenses	NOI
Philadelphia	15.0%	4.5%	3.2%	5.5%
Washington, DC	26.9%	4.2%	4.6%	3.9%
Baltimore	17.4%	3.9%	2.5%	4.8%
Florida	1.9%	3.9%	5.8%	2.2%
Chicago	4.2%	3.5%	8.6%	-1.1%
New Jersey/Long Island/Hudson Valley	26.0%	3.4%	5.7%	1.6%
Maine	1.5%	2.6%	5.4%	0.8%
Boston	7.1%	2.3%	2.5%	2.2%
Total	100.0%	3.8%	4.5%	3.3%

2008 Earnings Guidance

(1) Rental rates are projected to increase 3%. Economic occupancy is expected to increase 0.2% for the year, resulting in 3.2% rental revenue growth.

(2) Property other income is expected to increase year over year, increasing the 3.2% rental revenue growth to 3.5% total revenue growth. Driving this increase is a **$2.3 million marginal increase in utility recovery income.**

The water and sewer recovery is not affected significantly by seasonality and we expect a consistent revenue stream each quarter. The heating cost recovery revenue will be much higher in the winter months, and accordingly lower in the warmer months, so this will create a certain "lumpiness", but will match up better with our period of higher costs. The breakdown by quarter for the combined recovery is as follows:

		(In thousands)			
	Actual First Quarter	**(A) Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Year**
Utility recovery - **2008**	$ 6,738	$ 3,900	$ 3,500	$ 5,900	$ 20,038
Utility recovery - **2007**	$ 5,740	$ 4,532	$ 2,802	$ 4,613	$ 17,687
Difference	$ 998	$ (632)	$ 698	$ 1,287	$ 2,351

> **(A)** Utility recovery is projected to decrease $200 thousand from previous projections and utility expense is decreasing $240 thousand.

(3) Expense growth rates assumed for the midpoint of guidance for every expense category are as follows:

		% of Total Expenses	% Increase Over 2007
	Electricity	4.5%	6.3%
	Natural gas heating costs	10.9%	-0.3%
	Water and sewer	7.3%	5.0%
	Repairs and maintenance	15.2%	4.3%
	Total personnel costs	23.9%	3.3%
(a)	Real estate taxes	24.1%	5.4%
	Property insurance	5.8%	7.1%
	Advertising	2.4%	-2.0%
(b)	Legal & Professional	0.7%	-12.4%
	Office & telephone	2.5%	2.9%
(c)	Corporate apartment expense	0.4%	-20.4%
	Snow removal	0.5%	-21.0%
(d)	Trash	1.8%	15.9%
		100.0%	3.6%

(a) Real estate taxes will be a tough comparison due to "noise" in the 2007 results. The first quarter increased 8% as the 2007 period included $387 thousand of previous years' refunds from a tax assessment reduction. The third quarter is projected to increase only 2% as the 2007 period included a $500 thousand tax true-up due to an assessment increase. Finally, the fourth quarter is projected to increase 7% as the year ago period included $582 thousand of a one-time benefit as Chicago taxes were successfully reduced.

(b) Legal & professional is projected to decrease as 2007 included fees for successful tax assessment reductions that are not expected to continue in 2008 (see (a) above).

(c) Corporate apartment expense (a component of office and telephone) is projected to decrease as the level of additional corporate income has also decreased.

(d) Trash removal expense is projected to increase double digits due to a tough comparison to 2007. We had been enjoying costs much lower than market due to our participation in a national buying group. The largest supplier has left this group, such that our costs in 2008 reflect costs closer to market.

2008 Earnings Guidance

(4) G & A costs are expected to increase 4.1%. The run rate is projected as follows:

	(In thousands)				
	Actual First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Year**
2008 projected	$ 6,219	$ 6,225	$ 6,050	$ 5,875	$ 24,369
2007 Actual	$ 5,518	$ 5,952	$ 6,159	$ 5,783	$ 23,412
Difference	$ 701	$ 273	$ (109)	$ 92	$ 957

The run rate above included $960 thousand expensed for the Development Department in 2007, which is projected to increase to $1.5 million in 2008.

(5) Interest and dividend income is expected to have a run rate of approximately $30 thousand per quarter for the remainder of 2008. The level for 2007 was substantially higher as proceeds from asset sales were held in cash until invested permanently into property, debt repayment and stock buyback. The run rate is projected as follows:

	(In thousands)				
	Actual First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Year**
2008 projected	$ 120	$ 25	$ 25	$ 25	195
2007 Actual	$ 1,207	$ 83	$ 396	$ 277	1,963
Difference	$ (1,087)	$ (58)	$ (371)	$ (252)	(1,768)

(6) Other income - the higher level in the first quarter of 2007 was due to a post-closing consulting agreement from the Upstate NY sale. The run rate is projected as follows:

	(In thousands)				
	Actual First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Year**
2008 projected	$ 192	$ 100	$ 75	$ 325	692
2007 Actual	$ 775	$ 58	$ 229	$ 62	1,124
Difference	$ (583)	$ 42	$ (154)	$ 263	(432)

	(In millions)				
	Actual First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Year**
(7) Acquisition pace (cap rate avg of 6.25% assumed)	$0	$25	$37.5	$37.5	$100
(8) Disposition pace (cap rate avg of 6.25% assumed)	$65	$0	$90	$85	$240

	(In millions)				
	Actual First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Year**
(9) Stock buyback activity	$50	$0	$0	$0	$50